Issuer Free Writing Prospectus, dated March 23, 2006

Pursuant to Rule 433

Relating to Securities Act File No. 333-122767

Final Term Sheet

XTO Energy Inc.

$400,000,000 5.650% Senior Notes due 2016

$600,000,000 6.100% Senior Notes due 2036

Trade Date:	March 23, 2006

Settlement Date:	March 30, 2006

Legal Format:	SEC Registered

Ratings:	Baa3 / BBB-

Security Type:	$400,000,000 5.650% Senior Notes due 2016
$600,000,000 6.100% Senior Notes due 2036

Maturity:	April 1, 2016 for the 2016 Notes
April 1, 2036 for the 2036 Notes

Interest Rate:	5.650% per annum in the case of the 2016 Notes
6.100% per annum in the case of the 2036 Notes

Interest Payment Dates:	April 1 and October 1, commencing October 1, 2006 for each series of the Notes

Spread to Benchmark Treasury:	0.92% in the case of the 2016 Notes
1.28% in the case of the 2036 Notes

Benchmark Treasury Yield:	4.741% in the case of the 2016 Notes
4.868% in the case of the 2036 Notes

Yield to Maturity:	5.661% in the case of the 2016 Notes
6.148% in the case of the 2036 Notes

Public Offering Price:	99.917% of the principal amount in the case of the 2016 Notes
99.346% of the principal amount in the case of the 2036 Notes

Gross Proceeds to Issuer:	$399,668,000 in the case of the 2016 Notes
$596,076,000 in the case of the 2036 Notes

Net Proceeds to Issuer (Before Expenses):	$397,068,000 in the case of the 2016 Notes
$590,826,000 in the case of the 2036 Notes

Optional Redemption:

Redeemable at any time at an amount equal to the principal amount plus a make-whole premium, using a discount rate of Treasury plus 0.15% in the case of the 2016 Notes and 0.25% in the case of the 2036 Notes

CUSIP:	98385X AH 9, in the case of the 2016 Notes
98385X AJ 5, in the case of the 2036 Notes

Representatives:	Lehman Brothers Inc.
Citigroup Global Markets Inc.
J.P. Morgan Securities Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov (and more specifically, at the URL link http://sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0000851968&owner=include). Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free at 1-800-666-2388 or 1-877-858-5407, or collect at 1-212-834-4533.